Filed pursuant to Rule 433

Registration Statement No. 333-152543

July 23, 2009

BB&T Corporation

Pricing Term Sheet

Medium-Term Notes, Series A (Senior)

3.100% Notes due 2011

Issuer:	BB&T Corporation
Security:	3.100% Notes due July 28, 2011
Ratings (Moody’s/S&P/Fitch):	A1/A/A+
Currency:	USD
Size:	$250,000,000.00
Security Type:	SEC Registered Medium-Term Notes, Series A (Senior). This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.
Maturity:	July 28, 2011
Coupon:	3.100%
Payment Frequency:	Semi-Annually
Day Count Convention:	30/360
Benchmark Treasury:	1.125% US Treasury due 06/11
Spread to Benchmark Treasury:	+210 bps
Benchmark Treasury Spot and Yield:	100-5+; 1.035%
Price to Public:	99.933% of face amount
Yield to maturity:	3.135%
Proceeds (Before Expenses) to Issuer:	$249,592,500.00 (99.837%)
Interest Payment Dates:	January 28 and July 28 of each year, commencing January 28, 2010
Trade Date:	July 23, 2009
Settlement Date:	July 28, 2009
Denominations:	$1,000 x $1,000
CUSIP:	05531FAD5
Sole Bookrunner:	Barclays Capital Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847.